SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CHESAPEAKE ENERGY CORPORATION
(Name of Issuer)

Common Stock, par value $.01
(Title of Class of Securities)

165167 10 7
(CUSIP Number)

Shannon Self, Esquire
5500 N. Francis Avenue
Oklahoma City, Oklahoma 73118
 (405) 753-4251
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 8, 2008
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  [  ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 16517 10 7

(1)	Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons (entities only)	Aubrey K. McClendon
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [x] (b) [ ]
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)	PF
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]
(6)	Citizenship or Place of Organization	USA
Number of Shares (7) Sole Voting Power		27,162,141
Beneficially Owned (8) Shared Voting Power		13,671
By Each Reporting (9) Sole Dispositive Power		27,162,141
Person With: (10) Shared Dispositive Power		13,671
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	27,175,812
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]
(13)	Percent of Class Represented by Amount in Row (11)	4.69%*
(14)	Type of Reporting Person (See Instructions)	IN

*See Item 5.

CUSIP NO. 16517 10 7

(1)	Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons (entities only)	Chesapeake Investments, an Oklahoma Limited Partnership 73-1132104
(2)	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) [x] (b) [ ]
(3)	SEC Use Only
(4)	Source of Funds (See Instructions)	N/A
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	[ ]
(6)	Citizenship or Place of Organization	Oklahoma
Number of Shares (7) Sole Voting Power		0
Beneficially Owned (8) Shared Voting Power		13,671
By Each Reporting (9) Sole Dispositive Power		0
Person With: (10) Shared Dispositive Power		13,671
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	13,671
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	[ ]
(13)	Percent of Class Represented by Amount in Row (11)	0.00%
(14)	Type of Reporting Person (See Instructions)	PN

Preliminary Statement

This Amendment No. 1 to Schedule 13D is filed by the group consisting of Aubrey K. McClendon and Chesapeake Investments (“CI”) with respect to their beneficial ownership of Chesapeake Energy Corporation common stock.  Mr. McClendon and CI are referred to herein as the "Reporting Persons."  This Amendment No. 1 to Schedule 13D amends the initial statement on Schedule 13D filed by the Reporting Persons on February 22, 2006 (the “Prior 13D”).  The Reporting Persons are filing this Amendment No. 1 to report the Reporting Persons no longer own more than five percent of the outstanding shares of Common Stock due to involuntary sales of the Common Stock as a result of margin loan calls.

Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Prior 13D.  Except as indicated herein, the information set forth in the Prior 13D remains unchanged.

CUSIP NO. 16517 10 7

Item 4.  Purpose of Transaction.

Item 4 is hereby supplemented as follows:

On October 8, 2008, 4,645,206 shares of Common Stock were sold in the open market, as the result of margin loan calls.  See Item 5(c).

Item 5.  Interest in Securities of the Issuer.

The aggregate percentage of shares of Common Stock reported as beneficially owned by each Reporting Person was computed based upon 579,164,169 shares of Common Stock outstanding on August 6, 2008.

(a)  The following table sets forth the aggregate number of shares and percentage of the Common Stock beneficially owned by each Reporting Person:

Person	Amount	Percent
Aubrey K. McClendon	27,175,812 (1)(2)	4.69%
Chesapeake Investments	13,671 (2)	0.00%
     ____________________

(1)  This amount includes (a) 2,788 shares held in the accounts of Mr. McClendon’s children and (b) as of September 30, 2008, the latest date such information is available 101,886 shares held on behalf of Mr. McClendon in the Chesapeake Energy Corporation Savings and Incentive Stock Bonus Plan and 54,918 vested shares held on behalf of Mr. McClendon in the Chesapeake Energy Corporation Amended and Restated Deferred Compensation Plan.

(2)  This amount includes 13,671 shares owned of record by CI, of which Mr. McClendon is the sole general partner.  CI and Mr. McClendon share voting and dispositive power over such shares.

(b)  The following table sets forth the number of shares of Common Stock of the Company for which each Reporting Person has (1) the sole power to vote or direct the    voting, (2) shared power to vote or direct the voting, (3) the sole power to dispose or to direct the disposition, or (4) shared power to dispose or to direct the disposition:

Person or Entity	Sole Voting and Power of Disposition	Shared Voting and Power of Disposition
Aubrey K. McClendon	27,162,141 (1)	13,671 (2)
Chesapeake Investments	0	13,671 (2)
______________________

(1)  See footnote (1) under paragraph (a) of this Item 5.

CUSIP NO. 16517 10 7

(2)  See footnote (2) under paragraph (a) of this Item 5.

(c)    During the sixty days prior to the date of this Schedule 13D, the following transactions were effected in the Common Stock by the Reporting Persons:

On August 26, 2008 and September 25, 2008, Mr. McClendon gifted 100 shares and 2,500 shares, respectively.

On October 8, 2008, 4,645,206 shares of Common Stock were sold in the open market, as the result of margin loan calls.  The details of these transactions are as follows:

Sales Date	Quantity	Price
October 8, 2008	974,596	$22.6793 (1)
October 8, 2008	3,670,430	$23.2808 (2)

(1) This transaction was executed in multiple trades at prices ranging from $22.33 to $22.99. The price reported above reflects the weighted average sale price.

(2) This transaction was executed in multiple trades at prices ranging from $23.00 to $23.98. The price reported above reflects the weighted average sale price.

(d)    See Item 6 of the Prior 13D.

(e)    On October 8, 2008, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock.

SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:   October 14, 2008

/s/ Aubrey K. McClendon
AUBREY K. MCCLENDON, an individual

CHESAPEAKE INVESTMENTS, an Oklahoma Limited Partnership
By:	/s/ AUBREY K. MCCLENDON
Aubrey K. McClendon, General Partner